SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For May, 2024
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

EARNINGS RESULTS 1Q24

Videoconference May 10, Friday 10:00 a.m. (New York) / 11:00 a.m. (Brasília) Simultaneously translation Click here to access the replay ri.sabesp.com.br/en/

Earnings
Results 1Q24

Page 2

Catia Cristina Teixeira Pereira
Chief Financial Officer and Investor Relations Officer

Luiz Roberto Tiberio
Head of Investor Relations

SABESP announces 1Q24 results

São Paulo, May 9, 2024 - Companhia de Saneamento Básico do Estado de São Paulo - SABESP (B3: SBSP3; NYSE: SBS), one of the largest water and sewage services providers in the world, announces today its **first quarter of 2024 results.** The Company's operating and financial information, except when indicated otherwise is presented in Brazilian Reais, in accordance with the Brazilian Corporate Law. All comparisons in this release, unless otherwise stated, refer to the results of the controlling company and same period of 2023.

SBSP3: R$ 79.24/share
SBS: US$ 15.38 (ADR=1 share)
Total shares: 683.509.869
Market value: R$ 54.16 billion
Closing quote: 05/09/2024

SBSP B3 LISTED NM | SBS LISTED NYSE

R$ Million
Revenue from sanitation services*
4,909.3
5,661.1
15.3%
Net operating revenue
5,698.4
6,560.2
15.1%
Costs, adm. & selling expenses
3,173.8
3,607.4
13.7%
Adjusted EBITDA**
2,035.0
2,591.2
27.3%
Net income
747.2
823.3
10.2%
1Q23
1Q24

(*) Does not include construction revenue
(**) Excluding the effects of the agreement with AAPS

Earnings Results 1Q24

Highlights

Adjusted EBITDA totaled R$ 2,428.8 million in 1Q24, up by R$ 393.8 million (+19.4%) over the R$ 2,035.0 million reported in 1Q23. Consequently, the adjusted EBITDA margin reached 37.0% compared to 35.7% in 1Q23, and the adjusted EBITDA margin (excluding construction revenue) reached 46.5% compared to the 45.0% reported in 1Q23.

Excluding the effects of the agreement with AAPS (Sabesp’s Association of Retirees and Pensioners), adjusted EBITDA was R$ 2,591.2 million in 1Q24, with an adjusted EBITDA margin of 39.5%.

Net income came to R$ 823.3 million in 1Q24, up by R$ 76.1 million (+10.2%) over the R$ 747.2 million recorded in 1Q23.

Excluding the agreement with AAPS, net income totaled R$ 985.7 million in 1Q24.

Revenue from sanitation services

Increase of R$ 751.8 million (+15.3%), impacted by (i) a 9.6% tariff adjustment implemented since May 2023; and (ii) a 5.3% increase in total billed volume.

R$ million

	1Q24	1Q23	Var. (R$)%
Revenues from sanitation services	5,661.1	4,909.3	751.8	15.3
Billed volume (million m3)	1,085.6	1,030.5	55.1	5.3
Average tarifs	5.2	4.8	0.5	9.5

Impacts from the exchange variation

In April 2024, the Company executed derivative financial agreements with the financial institutions defined in the Financial Risk Policy to reduce the exposure of the total balance in foreign currency of existing debts, totaling US$ 531 million, against fluctuations in the foreign exchange market and mitigate the impacts of these fluctuations on the Company’s economic and financial results. The agreements are valid until December 2024.

	1Q24	1Q23
Foreign currency debt - R$ million	2,631.1	2,634.0
Foreign currency debt as a percentage of total debt - %	12.0	14.0
U.S. dollar variation in the quarter - %	3.2	(2.6)
Yen variation in the quarter - %	(3.5)	(3.3)

The Company executed derivative financial agreements with selected financial institutions to reduce the exposure of the total balance in foreign currency of the outstanding debt, totaling US$ 531 million, against fluctuations in the foreign exchange market and mitigate the impacts of these fluctuations on the Company’s economic and financial results. The agreements are valid until December 2024

AAPS Agreement

An agreement between SABESP and AAPS (Sabesp’s Association of Retirees and Pensioners) regarding financial compensation for the migration of retirees, former employees, pensioners, and dependents between health plans was approved in January 2024 to address the current and future deficits related to beneficiaries who joined the migration, in addition to the withdrawal by AAPS of the lawsuit seeking the merger of active and inactive asset masses into a single plan, which could have led to post-employment liabilities with an expected potential loss of R$303.9 million on December 31, 2022.

The impact of this agreement generated a non-recurring expense of R$ 162.4 million, accounted for under general expenses in 1Q24. Payments will be made in 60 monthly installments starting in March 2024.

Earnings Results 1Q24

1.	Result for the period (Consolidated)

R$ million

		1Q24	1Q23	Var. (R$)%
	Revenue from sanitation services	5,661.1	4,909.3	751.8	15.3
	COFINS and PASEP/TRCF taxes	(437.7)	(390.4)	(47.3)	12.1
(=)	Revenue from sanitation services, net	5,223.4	4,518.9	704.5	15.6
	Construction revenue	1,336.8	1,179.5	157.3	13.3
(=)	Net operating income	6,560.2	5,698.4	861.8	15.1
	Construction costs	(1,306.7)	(1,153.0)	(153.7)	13.3
	Costs and expenses	(3,607.4)	(3,173.8)	(433.6)	13.7
	Other operating income (expenses), net	7.1	14.6	(7.5)	(51.4)
	Equity results	8.9	6.3	2.6	41.3
(=)	Earnings before financial result, income tax, and social contribution	1,662.1	1,392.5	269.6	19.4
	Financial result	(338.2)	(259.5)	(78.7)	30.3
(=)	Earnings before income tax and social contribution	1,323.9	1,133.0	190.9	16.8
	Income tax and social contribution	(500.6)	(385.8)	(114.8)	29.8
(=)	Net income	823.3	747.2	76.1	10.2
	Earnings per share (R$)*	1.20	1.09

* Number of shares = 683,509,869

The net operating income, which includes construction revenue, totaled R$ 6,560.2 million in 1Q24, an increase of 15.1% over 1Q23.

Excluding construction costs and the provision for the agreement with AAPS, costs and expenses totaled R$ 3,445.0 million, an increase of R$ 271.2 million (+8.5%). Considering the agreement, costs and expenses totaled R$ 3,607.4 million (+13.7%).

The Company recorded a net income of R$ 823.3 million in 1Q24, compared to R$ 747.2 million in 1Q23.

Adjusted EBITDA Reconciliation (Non-accounting measures)

R$ million

		1Q24	1Q23	Var. (R$)%
	Net income	823.3	747.2	76.1	10.2
	Agreement with AAPS	162.4	-	162.4	-
(=)	Adjusted Net Income	985.7	747.2	238.5	31.9
	Income tax and social contribution	500.6	385.8	114.8	29.8
	Financial result	338.2	259.5	78.7	30.3
	Other operating income (expenses), net	(7.1)	(14.6)	7.5	(51.4)
	Depreciation and amortization	773.8	657.1	116.7	17.8
(=)	Adjusted EBITDA (excluding the agreement with AAPS)*	2,591.2	2,035.0	556.2	27.3
	(%) Adjusted EBITDA margin (excluding the agreement with AAPS)	39.5	35.7
	(%) Adjusted EBITDA margin (excluding the agreement with AAPS) on Net Revenue, excluding Construction	49.6	45.0

* Adjusted EBITDA corresponds to income before (i) other operating income (expenses), net; (ii) financial result; (iii) income tax and social contribution; (iv) depreciation and amortization expenses; and (v) excluding the agreement with AAPS.

Earnings Results 1Q24

Excluding the effects of the agreement with AAPS, adjusted EBITDA was R$ 2,591.2 million in 1Q24, with an adjusted EBITDA margin of 39.5%.

Considering the agreement with AAPS and construction revenue, adjusted EBITDA came to R$ 2,428.8 million in 1Q24, with an adjusted EBITDA margin of 37.0% (R$ 9,500.3 million and 35.9% in the last 12 months).

Excluding the effects of the agreement with AAPS and construction costs, the adjusted EBITDA margin reached 49.6% in 1Q24, compared to 45.0% in 1Q23.

2.	Revenue from sanitation services

The gross operating income from sanitation services, which excludes construction revenue, totaled R$ 5,661.1 million in 1Q24, an increase of R$ 751.8 million (+15.3%) over the R$ 4,909.3 million recorded in 1Q23.

The main factors that led to the increase were:

•	Tariff adjustment of 9.6% since May 2023; and
•	An increase of 5.3% in the total billed volume.

3.	construction revenue

Construction revenue increased by R$ 157.3 million (+13.3%), due to higher investments made.

4.	Billed volume

The following tables show the water and sewage billed volumes per customer category on quarter-over-quarter basis.

WATER AND SEWAGE BILLED VOLUME[1] PER CUSTOMER CATEGORY – million m3
		Water			Sewage		Water + Sewage
Category	1Q24	1Q23%		1Q24	1Q23%		1Q24	1Q23%
Residential	498.2	472.2	5.5	437.2	412.8	5.9	935.4	885.0	5.7
Commercial	47.2	46.7	1.1	45.5	43.9	3.6	92.7	90.6	2.3
Industrial	8.9	8.6	3.5	9.6	9.3	3.2	18.5	17.9	3.4
Public	11.4	10.0	14.0	10.3	9.2	12.1	21.7	19.2	13.1
Total Retail	565.7	537.5	5.2	502.6	475.2	5.8	1,068.3	1,012.7	5.5
Wholesale[2]	11.6	12.2	(4.9)	5.7	5.6	1.8	17.3	17.8	(2.8)
Total	577.3	549.7	5.0	508.3	480.8	5.7	1,085.6	1,030.5	5.3

1. Not reviewed by external auditors
2. Wholesale includes volumes of reuse water and non-domestic sewage

5.	Costs, administrative & selling expenses

Costs, administrative and selling expenses increased by R$ 433.6 million in 1Q24 (+13.7%).

Costs, administrative and selling expenses as a percentage of net revenue (excluding construction revenue) were 69.1% in 1Q24 compared to 70.2% in 1Q23.

Excluding the agreement with AAPS, costs and expenses totaled R$ 3,445.0 million, an increase of R$ 271.2 million (+8.5%).

Earnings Results 1Q24

R$ million

23	1Q24	1Q23	Var. (R$)%
Salaries, payroll charges and benefits, and Pension plan obligations	708.4	744.2	(35.8)	(4.8)
General supplies	90.8	87.5	3.3	3.8
Treatment supplies	141.4	164.9	(23.5)	(14.3)
Services	682.8	624.9	57.9	9.3
Electricity	394.3	395.8	(1.5)	(0.4)
General expenses	605.0	314.8	290.2	92.2
Agreement with AAPS	162.4	-	162.4	-
Share of the municipal government in the collection (São Paulo)	170.1	149.6	20.5	13.7
Share of the municipal government in the collection (other municipalities)	75.1	36.9	38.2	103.5
Other general expenses	197.4	128.3	69.1	53.9
Tax expenses	20.4	21.8	(1.4)	(6.4)
Depreciation and amortization	773.8	657.1	116.7	17.8
Allowance for doubtful accounts	190.5	162.8	27.7	17.0
Costs, administrative & selling expenses	3,607.4	3,173.8	433.6	13.7
% of net revenue (excluding construction revenue)	69.1	70.2

SALARIES, PAYROLL CHARGES AND BENEFITS, AND PENSION PLAN OBLIGATIONS

In 1Q24, the R$ 35.8 million decrease (-4.8%) was mainly due to the 10.9% reduction in the average number of employees, with an impact of R$ 64.4 million.

The aforementioned decrease was partially offset by the 4.9% salary adjustment in May 2023 and the application of 2.0% referring to the Career and Salary Plan in February 2024.

TREATMENT SUPPLIES

Treatment supplies fell by R$ 23.5 million (-14.3%) in 1Q24 compared to 1Q23.

The decrease was mainly due to:

•	Price reductions for some products due to external market conditions and the use of new products; and
•	Greater water availability that allowed the optimization of water source usage, resulting in reduced use of algaecides, coagulants, and disinfectants. The Company manages the advancement or retreat of the Production Systems by using systems that provide the best cost-effectiveness.

SERVICES

Service expenses totaled R$ 682.8 million, an increase of R$ 57.9 million (+9.3%) over the R$ 624.9 million recorded in 1Q23. The main increases were:

•	R$ 47.9 million for the maintenance of water and sewage networks, connections, and systems; and
•	R$ 10.6 million with technical services.

Earnings Results 1Q24

ELECTRICITY

Electricity expenses totaled R$ 394.3 million in 1Q24, a decrease of R$ 1.5 million (-0.4%) from the R$ 395.8 million recorded in 1Q23. The Free Market Tariffs (ACL) accounted for 51.0% of total electricity expenses in 1Q24 (55.0% in 1Q23) while the Regulated Market Tariffs (ACR) accounted for 49.0% (45.0% in 1Q23).

The main factors that contributed to this variation were:

•	An average decrease of 4.5% in ACL prices (including Grid Market Tariffs - TUSD), with a 5.0% decrease in consumption; and
•	An average increase of 8.6% in ACR tariffs, with a decrease of 1.8% in consumption.

GENERAL EXPENSES

Increase of R$ 290.2 million (+92.2%), totaling R$ 605.0 million in 1Q24, compared to the R$ 314.8 million reported in 1Q23, mainly due to:

•	Provision of R$ 162.4 million in 1Q24, referring to AAPS agreement;
•	Increase of R$ 68.7 million in expenses with lawsuits; and
•	Increased provision for transfer to the Municipal Funds for Environmental Sanitation and Infrastructure, of R$ 58.7 million.

Expenses with municipal transfers totaled R$ 245.2 million in 1Q24, compared to the R$ 186.5 million reported in 1Q23.

Expenses with the use of water totaled R$ 25.0 million in 1Q24, compared to the R$ 25.2 million reported in 1Q23.

R$ million

MUNICIPAL TRANSFERS
Municipality	2024	2023	Var. (R$)%		Start
São Paulo	170.1	149.6	20.5	13.7	Jun/10
Barueri	10.7	-	10.7	-	May/23
Guarulhos	7.4	-	7.4	-	Dec/23
Diadema	2.7	-	2.7	-	Jul/23
Other municipalities	54.3	36.9	17.4	47.2
Total	245.2	186.5	58.7	31.5

DEPRECIATION AND AMORTIZATION

The R$ 116.7 million increase (+17.8%) was due to the beginning of operations of intangible assets, totaling R$ 7.2 billion.

ALLOWANCE FOR DOUBTFUL ACCOUNTS

Increase of R$ 27.7 million (+17.0%), moving up from R$ 162.8 million in 1Q23 to R$ 190.5 million in 1Q24, in line with the increase in sanitation revenue.

Expenses with allowance for doubtful accounts as a percentage of sanitation revenue moved up from 3.3% in 1Q23 to 3.4% in 1Q24.

Earnings Results 1Q24

6.	Other net operating income (expenses)

Negative variation of R$ 7.5 million, mainly due to the non-recurring revenue from the sale of unusable materials in 1Q23, of R$ 6.1 million.

7.	Financial result

R$ million

	1Q24	1Q23	Var. (R$)%
Financial expenses, net of revenue	(302.9)	(257.2)	(45.7)	17.8
Monetary and exchange variations, net	(35.3)	(2.3)	(33.0)	1,434.8
Financial Result	(338.2)	(259.5)	(78.7)	30.3

Financial expenses, net of revenue

R$ million

	1Q24	1Q23	Var. (R$)%
Financial expenses
Interest and charges on domestic borrowings and financing	(276.6)	(273.1)	(3.5)	1.3
Interest and charges on international borrowings and financing	(28.7)	(21.0)	(7.7)	36.7
Other financial expenses	(189.3)	(122.1)	(67.2)	55.0
Total financial expenses	(494.6)	(416.2)	(78.4)	18.8
Financial revenue	191.7	159.0	32.7	20.6
Financial expenses, net of revenue	(302.9)	(257.2)	(45.7)	17.8

The main impacts resulted from:

•	Increase of R$ 7.7 million in interest and charges on international borrowings and financing, mainly due to new IDB fundraising;
•	Increase of R$ 67.2 million in other financial expenses, due to the R$ 60.1 million increase in interest on PPPs; and
•	Increase of R$ 32.7 million in financial revenues, mainly due to higher interest charged on overdue bills in 1Q24.

Monetary and exchange variations, net

R$ million

	1Q24	1Q23	Var. (R$)%
Monetary and exchange variations on liabilities
Monetary variations on borrowings and financing	(54.0)	(70.5)	16.5	(23.4)
Exchange variations on borrowings and financing	6.3	83.8	(77.5)	(92.5)
Other monetary variations	(43.5)	(75.7)	32.2	(42.5)
Total monetary and exchange variations on liabilities	(91.2)	(62.4)	(28.8)	46.2
Monetary and exchange variations on assets	55.9	60.1	(4.2)	(7.0)
Monetary and exchange variations, net	(35.3)	(2.3)	(33.0)	1,434.8

Earnings Results 1Q24

The negative effect of net monetary and exchange variations in 1Q24 was R$ 33.0 million, especially due to:

•	A decrease of R$ 16.5 million in monetary variations on borrowings and financing, mainly because of (i) a decrease in IPCA (from 2.09% in 1Q23 to 1.42% in 1Q24); and (ii) higher capitalization of monetary variation on debentures in 1Q24, of R$ 5.5 million;
•	A reduction of R$ 77.5 million in exchange variation gains on borrowings and financing, due to the appreciation of the U.S. dollar and depreciation of the Yen in 1Q24 (3.2% and -3.5%, respectively), compared to the depreciation recorded in both currencies in 1Q23 (-2.6% and -3.3%, respectively); and
•	A decrease of R$ 32.2 million in other monetary variations, mainly due to lower monetary variation on Public-Private Partnership (PPPs) agreements in 1Q24, of R$ 34.2 million.

8.	Income tax and social contribution

The R$ 114.8 million increase (+29.8%) in 1Q24 was mainly due to the R$ 861.8 million increase in net operating income, mainly offset by:

•	R$ 433.6 million increase in costs and expenses; and
•	Negative variation of R$ 78.7 million in the financial result.

9.	Indicators

a)	operational
Operational indicators*	1Q24	1Q23%
Water connections[1]	9,424	9,375	0.5
Sewage connections[1]	8,119	8,049	0.9
Population directly served - water[2]	28.1	28.1	0.0
Population directly served - sewage[2]	24.9	24.8	0.4
Number of employees	10,672	12,211	(12.6)
Volume of water produced in the quarter[3]	772	733	5.4
IPM - Measured Water Loss (%)	29.2	29.5	(1.0)
IPDt (liters/connection x day)[3]	260	255	2.0

1. Active connections, in thousand units at the end of the period.
2. In million inhabitants, at the end of the period. Does not include wholesale.
3. In millions of m3.
* Not reviewed by external auditors

Earnings Results 1Q24

b)	Economic
Economic variables at the close of the quarter*	1Q24	1Q23
IPCA - Amplified Consumer Price Index[1]	1.42	2.09
INPC - National Consumer Price Index[1]	1.58	1.88
IPC - Consumer Price Index[1]	1.18	1.46
DI - Interbank Deposit²	11.28	13.65
U.S. dollar[3]	4.9962	5.0804
Japanese yen³	0.03301	0.03827

1. Accrued in the quarter (%)

2. Average quarterly rate (%)

3. Ptax sale rate on the last day

* Not reviewed by external auditors

10.	Borrowings and financing

R$ Thousand

DEBT PROFILE
INSTITUTION	2024	2025	2026	2027	2028	2029	2030 onwards	TOTAL	% of Total
Local currency
Caixa Econômica Federal	82,048	115,356	122,556	130,195	138,177	143,481	868,098	1,599,913	7
IDB	139,754	260,899	330,209	315,069	420,959	385,919	1,971,918	3,824,727	17
IFC	22,800	44,200	61,800	80,800	123,600	181,600	1,209,145	1,723,945	8
Debentures	905,061	1,328,730	1,217,890	1,387,314	665,375	1,304,027	3,218,442	10,026,839	46
BNDES	210,955	260,803	250,860	238,124	84,351	34,189	189,563	1,268,845	6
Other	2,254	2,771	142	-	-	-	-	5,167	0
Leases (concession agreements, program contracts, and contract asset)[1]	78,403	42,199	19,538	19,538	19,538	19,012	114,209	312,437	1
Leases (others)[2]	73,415	90,971	44,524	3,361	39,379	-	-	251,650	1
Interest and other charges	304,965	74,729	-	-	-	-	-	379,694	2
Total in local currency	1,819,655	2,220,658	2,047,519	2,174,401	1,491,379	2,068,228	7,571,375	19,393,215	88
Foreign currency
IDB	25,676	71,361	40,019	40,019	40,019	40,019	556,235	813,348	4
IBRD	15,188	30,375	30,375	30,375	30,375	41,525	329,045	507,258	2
JICA	75,585	141,639	141,639	141,639	141,639	141,526	503,886	1,287,553	6
Interest and other charges	19,741	3,192	-	-	-	-	-	22,933	0
Total in foreign currency	136,190	246,567	212,033	212,033	212,033	223,070	1,389,166	2,631,092	12
Total	1,955,845	2,467,225	2,259,552	2,386,434	1,703,412	2,291,298	8,960,541	22,024,307	100

1. Refers to work contracts signed as Assets Lease;

2. Obligations related to leasing agreements, mainly vehicle leases.

Earnings Results 1Q24

Covenants

The table below shows the most restrictive clauses in 1Q24:

Covenants
Adjusted EBITDA / Adjusted Financial Expenses	Equal to or higher than 2.80
EBITDA / Financial Expenses Paid	Equal to or higher than 2.35
Adjusted Net Debt / Adjusted EBITDA	Equal to or lower than 3.80
Net Debt / Adjusted EBITDA	Equal to or lower than 3.50
Other Onerous Debt1 / Adjusted EBITDA	Equal to or lower than 1.30
Adjusted Current Ratio	Higher than 1.00

1. “Other Onerous Debts” correspond to the sum of pension plan obligations and healthcare plan, installment payment of tax debts, and installment payment of debts with the electricity supplier.

In 1Q24 and 1Q23, the Company met the requirements of its borrowings and financing agreements.

11.	Investments

Investments totaled R$ 1,420.3 million in 1Q24, presented as additions in the notes to the quarterly information under Contract Asset, Intangible Assets, and Property, Plant and Equipment, of R$ 1,270.6 million, R$ 133.8 million, and R$ 15.9 million, respectively. Cash disbursed in 2Q23 referring to investments, including from previous periods, totaled R$ 587.3 million.

The table below shows investments broken down by water and sewage:

R$ million

	Water	Sewage	Total
Investments	669.2	751.1	1,420.3

12.	Public-Private Partnership - PPP

The chart below shows expenses with Public-Private Partnerships in 1Q24, compared to the figures reported in 1Q23:

R$ thousand

SÃO LOURENÇO PRODUCTION SYSTEM	1Q24	1Q23	Var. (R$)%
General supplies	4,906.7	4,797.8	108.9	2.3
Services	10,353.4	10,123.7	229.7	2.3
General expenses	1,355.9	1,325.8	30.1	2.3
Amortization	4,078.0	4,055.6	22.4	0.6
Interest	138,671.0	49,493.0	89,178.0	180.2
Monetary adjustment	-	32,314.0	(32,314.0)	(100.0)
Total	159,365.0	102,109.9	57,255.1	56.1
ALTO TIETÊ PRODUCTION SYSTEM	1Q24	1Q23	Var. (R$)%
Services	12,645.8	18,358.2	(5,712.4)	(31.1)
Amortization	42,474.5	42,474.5	-	-
Interest	(24,568.3)	4,464.1	(29,032.4)	(650.4)
Monetary adjustment	261.9	2,168.9	(1,907.0)	(87.9)
Total	30,813.9	67,465.7	(36,651.8)	(54.3)
Total expenses with PPP	190,178.9	169,575.6	20,603.3	12.1

Earnings Results 1Q24

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EARNINGS CONFERENCE
(with simultaneous translation into English)

May 10, 2024 – Friday

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For more information, please contact:

Investor Relations
Tel. +55 (11) 3388-8679/ 9267
E-mail: sabesp.ri@sabesp.com.br

Statements contained in this press release may contain information that is forward-looking and reflects management's current view and estimates of future economic circumstances, industry conditions, SABESP performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

Earnings Results 1Q24

Holding - Income Statement

Brazilian Corporate Law		R$ '000
	1Q/24	1Q/23
Net Operating Income	6.551.713	5.698.369
Operating Costs	(3.971.227)	(3.653.723)
Gross Profit	2.580.486	2.044.646
Operating Expenses
Selling	(209.843)	(225.657)
Estimated losses with doubtful accounts	(190.518)	(162.805)
Administrative expenses	(537.374)	(284.679)
Other operating revenue (expenses), net	7.086	14.634
Operating Income Before Shareholdings	1.649.837	1.386.139
Equity Result	8.837	6.334
Earnings Before Financial Results, net	1.658.674	1.392.473
Financial, net	(342.125)	(343.151)
Exchange gain (loss), net	6.333	83.623
Earnings before Income Tax and Social Contribution	1.322.882	1.132.945
Income Tax and Social Contribution
Current	(516.796)	(383.488)
Deferred	17.209	(2.245)
Net Income for the period	823.295	747.212
Registered common shares ('000)	683.509	683.509
Earnings per shares - R$ (per share)	1,20	1,09
Depreciation and Amortization	(772.552)	(657.145)
Adjusted EBITDA	2.424.140	2.034.984
% over net revenue	37,0%	35,7%

Earnings Results 1Q24

Holding - Balance Sheet

Brazilian Corporate Law		R$ '000
ASSETS	03/31/2024	03/31/2023
Current assets
Cash and cash equivalents	2.019.256	838.338
Financial investments	4.169.871	2.425.921
Trade receivables	3.584.889	3.580.962
Related parties and transactions	266.624	261.273
Inventories	121.610	85.953
Restricted cash	45.694	54.944
Currrent recoverable taxes	328.158	494.645
Other assets	75.401	37.296
Total current assets	10.611.503	7.779.332

Noncurrent assets
Trade receivables	345.801	272.436
Related parties and transactions	932.308	935.272
Escrow deposits	124.740	130.979
Deferred income tax and social contribution	115.285	98.076
National Water and Sanitation Agency – ANA	1.879	2.673
Other assets	243.743	237.628

Equity investments	170.529	161.863
Investment properties	46.666	46.678
Contract assets	7.582.365	7.393.096
Intangible assets	44.312.766	43.865.269
Property, plant and equipment	484.312	474.559
Total noncurrent assets	54.360.394	53.618.529

Total assets	64.971.897	61.397.861

LIABILITIES AND EQUITY
Current liabilities
Trade payables	491.038	456.064
Borrowings and financing	2.716.361	2.616.406
Accrued payroll and related charges	742.587	807.440
Taxes and contributions	617.923	511.468
Dividends and interest on capital payable	837.391	837.391
Provisions	1.085.976	1.064.367
Services payable	836.294	749.226
Public-Private Partnership – PPP	435.671	487.926
Program Contract Commitments	20.896	21.969
Other liabilities	796.394	779.424
Total current liabilities	8.580.531	8.331.681

Earnings Results 1Q24

Noncurrent liabilities
Borrowings and financing	19.307.946	16.919.944
Deferred Cofins and Pasep	169.265	164.097
Provisions	777.225	762.065
Pension obligations	2.131.230	2.142.871
Public-Private Partnership – PPP	2.787.032	2.798.688
Program Contract Commitments	12.139	12.047
Other liabilities	525.858	409.092
Total noncurrent liabilities	25.710.695	23.208.804

Total liabilities	34.291.226	31.540.485

Equity
Paid-up capital	15.000.000	15.000.000
Profit reserve	14.711.014	14.711.014
Other comprehensive income	146.362	146.362
Retained earnings	823.295	-
Total equity	30.680.671	29.857.376

Total equity and liabilities	64.971.897	61.397.861

Earnings Results 1Q24

Holding - Cash Flow

Brazilian Corporate Law		R$ '000
	1Q/24	1Q/23
Cash flow from operating activities
Profit before income tax and social contribution	1.322.882	1.132.945
Adjustment for Net income reconciliation:
Depreciation and amortization	772.552	657.145
Residual value of property, plant and equipment and intangible assets written-off	918	3.515
Allowance for doubtful accounts	190.518	162.805
Provision and inflation adjustment	83.945	70.031
Interest calculated on loans and financing payable	344.775	316.805
Inflation adjustment and foreign exchange gains (losses) on loans and financing	47.701	(13.316)
Interest and inflation adjustment losses	5.271	6.915
Interest and inflation adjustment gains	(60.490)	(28.976)
Financial charges from customers	(109.237)	(95.653)
Margin on intangible assets arising from concession	(30.046)	(26.519)
Provision for Consent Decree (TAC), Knowledge Retention Program (PRC) and Separation Incentive Program (PDI)	(107.796)	(345)
Equity result	(8.837)	(6.334)
Interest and inflation adjustment (Public-Private Partnership)	145.823	123.045
Provision from São Paulo agreement	174.673	155.387
Pension obligations	48.879	51.921
Other adjustments	4.346	4.119
	2.825.877	2.513.490
Changes in assets
Trade accounts receivable	(152.421)	(183.680)
Accounts receivable from related parties	6.591	10.172
Inventories	(35.657)	6.951
Recoverable taxes	166.487	(23.531)
Escrow deposits	12.497	(742)
Other assets	(43.426)	(33.323)
Changes in liabilities
Trade payables and contractors	(418.697)	(414.033)
Services payable	(87.605)	(274.097)
Accrued payroll and related charges	33.630	(2.630)
Taxes and contributions payable	(84.938)	(225.360)
Deferred Cofins/Pasep	(47.176)	(31.604)
Provisions	5.168	1.591
Pension obligations	(60.520)	(58.324)
Other liabilities	74.379	(232.389)
Cash generated from operations	2.194.189	1.052.491

Interest paid	(473.596)	(543.850)
Income tax and contribution paid	(325.403)	(113.335)

Net cash generated from operating activities	1.395.190	395.306

Earnings Results 1Q24

Cash flows from investing activities
Acquisition of contract assets and intangible assets	(571.059)	(570.332)
Restricted cash	9.250	(10.827)
Financial investments	(1.704.848)	28.560
Purchases of tangible assets	(15.911)	(30.954)
Net cash used in investing activities	(2.282.568)	(583.553)

Cash flow from financing activities
Loans and financing
Proceeds from loans	2.939.695	121.611
Repayments of loans	(660.026)	(716.239)
Public-Private Partnership – PPP	(209.734)	(208.764)
Program Contract Commitments	(1.639)	(39.396)
Net cash used in financing activities	2.068.296	(842.788)

Increase/(decrease) in cash and cash equivalents	1.180.918	(1.031.035)

Represented by:
Cash and cash equivalents at beginning of the year	838.338	1.867.485
Cash and cash equivalents at end of the year	2.019.256	836.450
Increase/(decrease) in cash and cash equivalents	1.180.918	(1.031.035)

Earnings Results 1Q24

Consolidated - Income Statement

Brazilian Corporate Law		R$ '000
	1Q/24	1Q/23
Net Operating Income	6.560.246	-
Operating Costs	(3.975.427)	-
Gross Profit	2.584.819	-
Operating Expenses
Selling	(210.087)	-
Estimated losses with doubtful accounts	(190.518)	-
Administrative expenses	(538.138)	-
Other operating revenue (expenses), net	7.086	-
Operating Income Before Shareholdings	1.653.162	-
Equity Result	8.893	-
Earnings Before Financial Results, net	1.662.055	-
Financial, net	(344.528)	-
Exchange gain (loss), net	6.333	-
Earnings before Income Tax and Social Contribution	1.323.860	-
Income Tax and Social Contribution
Current	(517.774)	-
Deferred	17.209	-
Net Income for the period	823.295	-
Registered common shares ('000)	683.509	-
Earnings per shares - R$ (per share)	1,20	-
Depreciation and Amortization	(773.785)	-
Adjusted EBITDA	2.428.754	-
% over net revenue	37,0%

Earnings Results 1Q24

Consolidated - Balance Sheet

Brazilian Corporate Law		R$ '000
ASSETS	03/31/2024	03/31/2023
Current assets
Cash and cash equivalents	2.019.391	838.484
Financial investments	4.172.591	2.426.752
Trade receivables	3.590.432	3.584.287
Related parties and transactions	266.662	261.280
Inventories	122.166	86.008
Restricted cash	45.694	54.944
Currrent recoverable taxes	328.173	494.647
Other assets	74.586	37.048
Total current assets	10.619.695	7.783.450

Noncurrent assets
Trade receivables	345.801	272.436
Related parties and transactions	932.308	935.272
Escrow deposits	124.740	130.979
Deferred income tax and social contribution	115.285	98.076
National Water and Sanitation Agency – ANA	1.879	2.673
Other assets	162.684	159.017

Equity investments	170.529	161.863
Investment properties	46.666	46.678
Contract assets	7.582.725	7.393.096
Intangible assets	44.459.122	44.012.858
Property, plant and equipment	484.312	474.559
Total noncurrent assets	54.426.051	53.687.507

Total assets	65.045.746	61.470.957

LIABILITIES AND EQUITY
Current liabilities
Trade payables	490.494	456.215
Borrowings and financing	2.716.361	2.616.406
Accrued payroll and related charges	742.587	807.440
Taxes and contributions	619.028	511.972
Dividends and interest on capital payable	837.391	837.391
Provisions	1.085.976	1.064.367
Services payable	838.703	750.732
Public-Private Partnership – PPP	435.671	487.926
Program Contract Commitments	20.896	21.969
Other liabilities	870.394	853.424
Total current liabilities	8.657.501	8.407.842

Earnings Results 1Q24

Noncurrent liabilities
Borrowings and financing	19.307.946	16.919.944
Deferred Cofins and Pasep	169.265	164.097
Provisions	777.225	762.065
Pension obligations	2.131.230	2.142.871
Public-Private Partnership – PPP	2.787.032	2.798.688
Program Contract Commitments	12.139	12.047
Other liabilities	522.737	406.027
Total noncurrent liabilities	25.707.574	23.205.739

Total liabilities	34.365.075	31.613.581

Equity
Paid-up capital	15.000.000	15.000.000
Profit reserve	14.711.014	14.711.014
Other comprehensive income	146.362	146.362
Retained earnings	823.295	-
Total equity	30.680.671	29.857.376

Total equity and liabilities	65.045.746	61.470.957

Earnings Results 1Q24

Consolidated - Cash Flow

Brazilian Corporate Law		R$ '000
	1Q/24	1Q/23
Cash flow from operating activities
Profit before income tax and social contribution	1.323.860	-
Adjustment for Net income reconciliation:
Depreciation and amortization	773.785	-
Residual value of property, plant and equipment and intangible assets written-off	918	-
Allowance for doubtful accounts	190.518	-
Provision and inflation adjustment	83.945	-
Interest calculated on loans and financing payable	344.775	-
Inflation adjustment and foreign exchange gains (losses) on loans and financing	47.701	-
Interest and inflation adjustment losses	5.271	-
Interest and inflation adjustment gains	(60.490)	-
Financial charges from customers	(109.237)	-
Margin on intangible assets arising from concession	(30.055)	-
Provision for Consent Decree (TAC), Knowledge Retention Program (PRC) and Separation Incentive Program (PDI)	(107.796)	-
Equity result	(8.893)	-
Interest and inflation adjustment (Public-Private Partnership)	145.823	-
Provision from São Paulo agreement	174.673	-
Pension obligations	48.879	-
Other adjustments	4.346	-
	2.828.023	-
Changes in assets
Trade accounts receivable	(154.632)	-
Accounts receivable from related parties	6.553	-
Inventories	(36.158)	-
Recoverable taxes	166.474	-
Escrow deposits	12.497	-
Other assets	(41.024)	-
Changes in liabilities
Trade payables and contractors	(419.392)	-
Services payable	(86.703)	-
Accrued payroll and related charges	33.630	-
Taxes and contributions payable	(85.314)	-
Deferred Cofins/Pasep	5.168	-
Provisions	(47.176)	-
Pension obligations	(60.520)	-
Other liabilities	74.993	-
Cash generated from operations	2.196.419	-

Interest paid	(473.596)	-
Income tax and contribution paid	(325.403)	-

Net cash generated from operating activities	1.397.420	-

Earnings Results 1Q24

Cash flows from investing activities
Acquisition of contract assets and intangible assets	(571.410)	-
Restricted cash	9.250	-
Financial investments	(1.706.738)	-
Investment properties	-	-
Purchases of tangible assets	(15.911)	-
Net cash used in investing activities	(2.284.809)	-

Cash flow from financing activities
Loans and financing
Proceeds from loans	2.939.695	-
Repayments of loans	(660.026)	-
Public-Private Partnership – PPP	(209.734)	-
Program Contract Commitments	(1.639)	-
Net cash used in financing activities	2.068.296	-

Increase/(decrease) in cash and cash equivalents	1.180.907	-

Represented by:
Cash and cash equivalents at beginning of the year	838.484	-
Cash and cash equivalents at end of the year	2.019.391	-
Increase/(decrease) in cash and cash equivalents	1.180.907	-

Earnings Results 1Q24

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: May 10, 2024

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Catia Cristina Teixeira Pereira
Name: Catia Cristina Teixeira Pereira Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.